UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003.

Commission File Number:  0-29840

FREEGOLD VENTURES LIMITED

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_____

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____December 9, 2003____________

Date

FREEGOLD VENTURES LIMITED

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Tel:  604-685-1870

Fax:  604-685-8045

Toll Free:  1-800-667-1870

Toronto Stock Exchange Trade Symbol: ITF

OTCBB: FGOVF

NEWS RELEASE

October 24, 2003

PARTIAL CLOSING BROKERED PRIVATE PLACEMENT $1,789,754

Freegold Ventures Limited (the “Company”) wishes to announce the partial closing of the brokered private placement announced September 10, 2003.

Pursuant to the first closing of the brokered private placement, the Company has issued 3,977,232 units at a purchase price of $0.45 per unit for total proceeds of $1,789,754, with each unit being comprised of one common share of the Company and one-half of one share purchase warrant.  Each whole share purchase warrant is exercisable into one common share of the Company at a price of $0.55 per share for a period of 12 months after the date of issuance of the warrants.

As partial consideration for brokering the private placement, the Company issued 460,500 broker warrants and 122,800 agent’s units to Canaccord Capital Corporation.  Each broker warrant is exercisable into one common share of the Company at a price of $0.55 per share for a period of 12 months after the date of issuance of the broker warrants.  Each agent’s unit is comprised of one common share of the Company and one-half of one share purchase warrant, with each whole share purchase warrant being exercisable into one common share of the Company at a price of $0.55 per share for a period of 12 months after the date of issuance of the warrants.   The Company has until mid-November 2003 to close the balance of the placement.

About Freegold Ventures Limited

Freegold Ventures (TSX.ITF OTCBB:FGOVF) is a North American precious metals exploration company with several gold projects in various stages of development, more specifically, the Golden Summit project in Fairbanks, Alaska, the Rob Project in GoodPasture Mining District, Alaska, the Rainbow Hill Gold Project, Valdez Creek Mining District, Alaska, as well as the Almaden Gold Project in Idaho.

On behalf of the Board of Directors

“Harry Barr”

Harry Barr

Chairman & CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Freegold Ventures Limited (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 22, 2003 of (i) 3,977,232 units of the Issuer being comprised of 3,977,232 common shares and 1,988,615 share purchase warrants; (ii) 460,500 broker warrants; and (iii) 122,800 agent’s units of the Issuer being comprised of 122,800 common shares and 61,400 share purchase warrants.  The Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 22nd day of October, 2003.

Freegold Ventures Limited

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

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